October 30, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:          PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014

File No. 000-54988

Dear Ms. McHale:

This letter supplements the correspondence letter filed with the Securities and Exchange Commission by PSM Holdings, Inc., a Delaware corporation (the “Company”) on October 24, 2014 and confirms that the Company has determined the differences between the Preliminary Proxy Statement on Schedule 14A, as amended, originally filed by the Company on April 18, 2014 and the Definitive Proxy Statement on Schedule 14A filed on October 24, 2014 (as detailed in the correspondence letter) are not material revisions that constitute a fundamental change which would have required the filing of a new preliminary proxy statement.

Please feel free to contact me if you have any questions regarding the filing of the Definitive Proxy Statement on Schedule 14A.

Sincerely,

/s/ Brian Mark Higley